Exhibit 99.1

News Release

Intec Pharma to Participate in the Oppenheimer 27th Annual Healthcare Conference

JERUSALEM (March 17, 2017) – Intec Pharma Ltd. (Nasdaq: NTEC), a late stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces that the Company will participate at the Oppenheimer 27th Annual Healthcare Conference taking place from March 21-22, 2017 at the Westin Grand Central Hotel in New York City.

Date and Time of Presentation: March 22, 2017, 11:30 a.m. Eastern time

Format: Company presentation

Presenter: John Kozarich, PhD, Chairman of the Board

Dr. Kozarich’s presentation will be webcast live and can be accessed on the Investor Relations section of the Company’s website at www.intecpharma.com where it will be archived for a period of time.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, currently in Phase III, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel ulcers induced by Nonsteroidal Anti-Inflammatory Drugs. In addition, an Accordion Pill for cannabinoid therapies (AP-CBD/THC) will enter Phase I clinical trial in the first quarter of 2017.

Contacts:

Zeev Weiss

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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